November 4, 2005


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Draft of Pre-effective Amendment 2 to Registration Statement on
Form S-4
	Submitted November 1, 2005
File No. 333-128022

Dear Mr. Scott:

	We reviewed the draft material and have the comments below.

Exhibit 5.1

1. Refer to the fourth paragraph. Provide written confirmation that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

2. It is inappropriate for counsel to include assumptions that are too broad, that "assume away" the issue, that assume any of the material facts underlying the opinion, or that assume facts readily ascertainable. Thus, the assumptions under (iv) and (vii) in the fifth paragraph are inappropriate. Please revise.


3. Delete the language in the sixth paragraph in which counsel disclaims "any obligation to advise you of any change of law that occurs, or any facts of which we may become aware, after the date of this opinion." Alternatively, you must file a new opinion immediately before the registration statement`s effectiveness.

Exhibit 8.1

4. As noted above, it is inappropriate for counsel to include assumptions that are too broad, that "assume away" the issue, that assume any of the material facts underlying the opinion, or that assume facts readily ascertainable. Thus, the second sentence under
(iv) on page 2 is inappropriate.  Please revise.

5. Delete the language in the third paragraph on page 4 in which counsel disclaims "responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws" and the language in the last sentence of the third paragraph on page 4. Alternatively, you must file a new opinion immediately before the registration statement`s effectiveness.

6. The disclaimer in the last sentence on page 4 is inappropriate. We note, for example, the disclosure under (v) on page 2. Please revise.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SAIC, Science Applications International Corporation, and their management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SAIC requests acceleration of the registration statement`s effectiveness, SAIC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC and Science Applications International Corporation from their full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC and Science Applications International Corporation may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC and Science Applications International
Corporation provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,



Jennifer R. Hardy

Legal
Branch Chief

cc:	Ryan Murr, Esq.
	Heller Ehrman LLP




Douglas E. Scott, Esq.
November 4, 2005
Page 3








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE